Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 11, 2010, relating to the financial statements and financial statement schedule of Kilroy Realty Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting provisions), and the effectiveness of Kilroy Realty Corporation’s internal control over financial reporting appearing in the Annual Report on Form 10-K of Kilroy Realty Corporation for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

March 1, 2010